Seth K. Weiner
404-504-7664
skw@mmmlaw.com
www.mmmlaw.com
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	United Development Funding IV Request for Acceleration File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), enclosed for filing is the Issuer’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-152760) under the Act to immediate effectiveness on Thursday, November 12, 2009 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
     If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7664 or Lauren B. Prevost, Esq. at (404) 504-7744.
Sincerely,
MORRIS, MANNING & MARTIN, LLP
/s/ Seth K. Weiner
Seth K. Weiner

cc:	Todd Etter Lauren B. Prevost, Esq.

United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, Texas 76051
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	United Development Funding IV Request for Acceleration File No. 333-152760
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), United Development Funding IV (the “Issuer”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-152760) to immediate effectiveness on Thursday, November 12, 2009 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
     The Issuer acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call me at (214) 370-8960.
Sincerely,
United Development Funding IV
/s/ Hollis M. Greenlaw
Hollis M. Greenlaw, Chief Executive Officer

cc:	Seth K. Weiner, Esq.